UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

________________________

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

________________________

F&H ACQUISITION CORP.

NEWCASTLE PARTNERS, L.P.

STEEL PARTNERS II, L.P.

(Names of Filing Persons—Offeror)

____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

______________________

351321104

(CUSIP Number of Class of Securities)

________________________

MARK E. SCHWARZ

MANAGING MEMBER

NEWCASTLE PARTNERS, L.P.

300 Crescent Court, Suite 1110

Dallas, Texas 75201

(214) 661-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

STEVEN WOLOSKY, ESQ.

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.	☐

On December 20, 2005, The Dallas Morning News released an article discussing the announcement by F&H Acquisition Corp., made in a press release issued December 19, 2005, that as a result of its due diligence review of information provided to it by Fox & Hound Restaurant Group (“Fox & Hound”) it has revised the purchase price per share of its cash tender offer from $14.75 per share to $14.50 per share. On December 21, 2005, The Dallas Morning News released an article discussing the announcement by Fox & Hound, made in a press release issued December 20, 2005, that Fox & Hound’s Board of Directors has determined that the offer of F&H Acquisition Corp. to enter into a negotiated tender offer/merger for $14.50 per share in cash is a superior offer to the existing $14.00 per share offer of Levine Leichtman Capital Partners. The December 21, 2005 article included information obtained from an interview with Mark E. Schwarz, President and Chief Executive Officer of F&H Acquisition Corp. Copies of each of the news articles from The Dallas Morning News are provided below.

Newcastle reduces bid for restaurants

Tuesday, December 20, 2005

By KAREN ROBINSON-JACOBS / The Dallas Morning News

Investors led by Dallas-based Newcastle Partners LP said they have lowered the offer for a Kansas restaurant chain a week after making a one-up bid for the company.

On Dec. 12, Newcastle and private equity firm Steel Partners II offered $14.75 a share for the portion of Wichita-based Fox & Hound Restaurant Group that Newcastle doesn't already own.

On Monday, Newcastle said that, following due diligence, it was lowering the offer to $14.50 a share in cash.

That's still above the $14 bid, announced Oct. 4, from Los Angeles-based private equity firm Levine Leichtman Capital Partners.

After Monday's announcement, Fox & Hound shares slid 55 cents, closing at $13.83. That's down almost 4 percent from Friday's close.

While the $14 bid remains on the table, one analyst said, the lure of cash may draw more interest from shareholders.

"The second deal has a lot more potential of going through," said Eric Wold, restaurants and specialty consumer analyst at Merriman Curhan Ford & Co.

Newcastle, an investment group that's the largest shareholder in Pizza Inn Inc., already owns 8.3 percent of Fox & Hound. That company operates more than 70 pubs, largely under the Fox & Hound Pub & Grille brand.

Officials at Levine Leichtman and Fox & Hound could not be reached for further comment. Officials with Newcastle declined to comment.

E-mail krobison@dallasnews.com

______________________________________________________________________________________

Dallas investment group wins bid for restaurants

Wednesday, December 21, 2005

By KAREN ROBINSON-JACOBS / The Dallas Morning News

Investors led by Dallas-based Newcastle Partners LP presented a "superior offer" for Fox & Hound Restaurant Group, the restaurant chain said Tuesday.

With that vote of confidence from the board, Newcastle said the $145 million deal to take the company private could close in 30 to 60 days. Newcastle, an investment group that's also the largest shareholder in Pizza Inn Inc., joined with private equity firm Steel Partners II to offer $14.50 a share in cash for the Wichita, Kan., company.

The chain, founded in Dallas, operates nearly 80 pubs, mostly under the Fox & Hound brand.

The Newcastle offer trumped an earlier one from Los Angeles-based private equity firm Levine Leichtman Capital Partners.

Mark E. Schwarz, Newcastle's managing member, said there are no plans to change the headquarters location or top management.

"They're very good operators," Mr. Schwarz said. "They have done an excellent job. We fully support existing management and intend to keep [the operation] just as it is."

Shares of Fox & Hound rose 14 cents to 13.97 Tuesday.

E-mail krobison@dallasnews.com

THE ABOVE INFORMATION CONTAINED IN THE NEWS ARTICLES IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY FOX & HOUND'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT F&H ACQUISITION CORP. INTENDS TO FILE ON OR BEFORE DECEMBER 23, 2005. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM F&H ACQUISITION CORP.